FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 2008

Commission File Number:  001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                No  X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “AstraZeneca Biologics Division, MedImmune, submits Biologics License Application to FDA for Motavizumab”, dated 4 February 2008.

2.	Press release entitled, “AstraZeneca PLC appoints new Non-Executive Director”, dated 18 February 2008.

3.	Press release entitled, “AstraZeneca to appeal judgment in Alabama Medical Pricing Case”, dated 22 February 2008.

4.	Press release entitled, “Transaction by Persons Discharging Managerial Responsibilities Disclosure Rule DTR 3.1.4”, dated 27 February 2008.

5.	Press release entitled, “Transaction by Persons Discharging Managerial Responsibilities Disclosure Rule DTR 3.1.4”, dated 27 February 2008.

6.	Press release entitled, “Transaction by Persons Discharging Managerial Responsibilities Disclosure Rule DTR 3.1.4”, dated 27 February 2008.

7.	Press release entitled, “AstraZeneca Provides Update on RECENTIN™ Clinical Development Programme”, dated 27 February 2008.

8.	Press release entitled, “AstraZeneca Provides an Update on the Status of its Arrangements with Merck & Co., INC.”, dated 28 February 2008.

9.	Press release entitled, “Transparency Directive Voting Rights and Capital”, dated 29 February 2008.

10.	Press release entitled, “AstraZeneca Submits its sNDA for Seroquel XR™ for the Treatment of Major Depressive Disorder”, dated 29 February 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date:	03 March 2008	By:	/s/ Justin Hoskins
			Name:	Justin Hoskins
			Title:	Deputy Company Secretary

Item 1

ASTRAZENECA BIOLOGICS DIVISION, MEDIMMUNE, SUBMITS
BIOLOGICS LICENSE APPLICATION TO FDA FOR MOTAVIZUMAB

AstraZeneca PLC announced today that its biologics division, MedImmune, had submitted a Biologics License Application (BLA) to the U.S. Food & Drug Administration (FDA) for motavizumab, an investigational monoclonal antibody (MAb) derived from recombinant DNA technology.

“We expect that this submission will lead to the first new medicine delivered by MedImmune since we acquired the company in June 2007 and one of three new filings that we plan to make this year. MedImmune has a well-established reputation in the prevention of RSV through its existing product, Synagis. Motavizumab offers the opportunity to build on this knowledge and improve treatment for a young and vulnerable patient population,” said David Brennan, Chief Executive Officer, AstraZeneca.

4 February 2008

Media Enquiries:
Jamie Lacey, (MedImmune)  +1 301 398 4035
Steve Brown,  +44 207 304 5033  (24 hours)
Edel McCaffrey,  +44 207 304 5034  (24 hours)

Investor Enquiries:
Jonathan Hunt,  +44 207 304 5087
Ed Seage,  +1 302 886 4065
Karl Hard,  +44 207 304 5322
Jorgen Winroth,  +1 212 579 0506
Peter Vozzo, (MedImmune)  +1 301 398 4358

- Ends -

Item 2

AstraZeneca PLC appoints new Non-Executive Director

AstraZeneca today announced that Jean-Philippe Courtois is to join the Board of Directors as a Non-Executive Director with immediate effect.  Jean-Philippe Courtois is currently President of Microsoft International, a territory that spans 100 subsidiaries operating in over 240 countries outside the United States and Canada, and a Senior Vice-President of Microsoft Corporation.

Louis Schweitzer, Chairman of AstraZeneca said: “We are very pleased that Jean-Philippe Courtois has agreed to join us.  His considerable experience in global sales and marketing, including emerging markets, will be of great benefit to the work of the Board”.

No disclosure obligations arise under paragraph (1) to (6) of Listing Rule 9.6.13 of the UK Listing Authority’s Listing Rules in respect of the appointment of Jean-Philippe Courtois.

18 February 2008

Media Enquiries:
Steve Brown,  +44 207 304 5033  (24 hours)
Chris Sampson,  +44 20 7304 5130  (24 hours)
Neil McCrae,  +44 207 304 5045  (24 hours)

Investor Enquiries:
Jonathan Hunt,  +44 207 304 5087
Ed Seage,  +1 302 886 4065
Karl Hard,  +44 207 304 5322
Jorgen Winroth,  +1 212 579 0506
Mina Blair,  +44 20 7304 5084
Peter Vozzo, (MedImmune)  +1 301 398 4358

About AstraZeneca
AstraZeneca is a major international healthcare business engaged in research, development, manufacturing and marketing of prescription pharmaceuticals and supplier for healthcare services. AstraZeneca is one of the world's leading pharmaceutical companies with healthcare sales of US $29.55 billion and is a leader in gastrointestinal, cardiovascular, neuroscience, respiratory, oncology and infection product sales. AstraZeneca is listed in the Dow Jones Sustainability Index (Global) as well as the FTSE4Good Index.

- Ends -

Item 3

ASTRAZENECA TO APPEAL JUDGMENT IN ALABAMA
MEDICAL PRICING CASE

AstraZeneca today announced it intends to seek reconsideration or reversal of a verdict in the Montgomery County Circuit Court awarding $40 million in compensatory damages and $175 million in punitive damages for alleged false and misleading reporting of prices for drugs reimbursed by the Alabama State Medicaid Agency in the US.

The company was among 73 pharmaceutical manufacturers named in a lawsuit filed in 2005 by the Alabama Attorney General, alleging that misleading and false reported prices had caused Alabama Medicaid to reimburse pharmacists too much money on prescriptions filed for Medicaid patients.

AstraZeneca maintains that this lawsuit is legally and factually unfounded. The case was based on the misleading premise that the Alabama State Medicaid Agency did not understand how drug prices are established and reported. AstraZeneca also believes serious errors occurred during the proceedings and that the verdict should not be upheld.

AstraZeneca believes it has fully complied with the law, government guidelines and contracts that govern Medicaid pricing. AstraZeneca currently provides medicines to Medicaid programmes at the lowest price offered to its best business clients, as federal law requires.

AstraZeneca and the State Medicaid programme share a common goal of helping people access the medicines they need. To help patients who have difficulty affording their medicines, AstraZeneca offers patient assistance programmes side by side with its medicines. In the last two years alone, Alabama patients have received more than $25.5 million in savings through the company’s prescription savings programmes.

About AstraZeneca
AstraZeneca is a major international healthcare business engaged in research, development, manufacturing and marketing of prescription pharmaceuticals and supplier for healthcare services. AstraZeneca is one of the world's leading pharmaceutical companies with healthcare sales of US $29.55 billion and is a leader in gastrointestinal, cardiovascular, neuroscience, respiratory, oncology and infection product sales. AstraZeneca is listed in the Dow Jones Sustainability Index (Global) as well as the FTSE4Good Index.

22 February, 2008

Media Enquiries:
Steve Brown,  +44 207 304 5033  (24 hours)
Chris Sampson,  +44 20 7304 5130  (24 hours)
Neil McCrae,  +44 207 304 5045  (24 hours)

Investor Enquiries:
Jonathan Hunt,  +44 207 304 5087
Ed Seage,  +1 302 886 4065
Karl Hard,  +44 207 304 5322
Jorgen Winroth,  +1 212 579 0506
Mina Blair,  +44 20 7304 5084
Peter Vozzo, (MedImmune)  +1 301 398 4358

- Ends -

Item 4

Transaction by Persons Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

We hereby inform you that the interest of David R. Brennan, a Director of the Company, in the shares of AstraZeneca PLC has changed as detailed below.  Mr Brennan has interests in both the Ordinary Shares and the American Depositary Shares (ADSs) of AstraZeneca PLC.  One ADS equals one Ordinary Share.

On 25 February 2008, Mr Brennan received an allocation of 16,810 Ordinary Shares under the previously disclosed arrangements relating to his annual bonus for 2007 whereby he is required to defer a portion of the bonus earned into shares for a period of three years.  The shares were allocated at a price of 1999 pence per share.  Mr Brennan will become beneficially entitled to these shares on 25 February 2011.

On 25 February 2008, Mr Brennan received a scheduled distribution out of the AstraZeneca US Executive Deferral Plan, a unitised stock fund established in 2000, in which Mr Brennan, in common with other participating US executives, is deemed to have a notional interest in ADSs calculated by reference to the fund value and the closing price of AstraZeneca ADSs.  Following this scheduled distribution on 25 February 2008, Mr Brennan had a notional interest in 40,286 ADSs within the AstraZeneca US Executive Deferral Plan by reference to the closing price on 25 February 2008 of US$39.47.

Immediately prior to the above transactions, Mr Brennan had an interest in 217,618 Ordinary Shares and 143,617 AstraZeneca ADSs.  As a result of these transactions, Mr Brennan’s interest is now 234,428 Ordinary Shares and 121,435 AstraZeneca ADSs, including the notional interest in ADSs in the AstraZeneca US Executive Deferral Plan referred to above.  This interest represents approximately 0.024% of the Company’s issued ordinary capital.

G H R Musker
Company Secretary
27 February 2008

Item 5

Transaction by Persons Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

We hereby inform you that on 25 February 2008, the following individuals, who are all persons discharging managerial responsibilities, acquired an interest in the USD0.25 Ordinary Shares of AstraZeneca PLC or, in the case of D Mott, L Tetrault and A Zook, over the Company’s American Depositary Shares (ADSs).  One ADS equals one Ordinary Share.  The interest arises as a result of the previously disclosed arrangements relating to the payment of annual bonuses for 2007 whereby each individual is required to defer a portion of the bonus earned into shares for a period of three years.  The shares are awarded under the terms of the AstraZeneca Deferred Bonus Plan.  The individuals will become beneficially entitled to these shares on 25 February 2011.

Name	Number of shares allocated	Award price per share
B Angelici	2,369	1999p
J Lundberg	2,343	1999p
D Mott	5,390	US$39.47
D Smith	2,026	1999p
L Tetrault	1,198	US$39.47
A Zook	2,546	US$39.47

G H R Musker
Company Secretary
27 February 2008

Item 6

Transaction by Persons Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

We hereby inform you that on 25 February 2008, the following Directors acquired an interest in the USD0.25 Ordinary Shares of AstraZeneca PLC.  The interest arises as a result of the previously disclosed arrangements relating to the payment of annual bonuses for 2007 whereby each individual is required to defer a portion of the bonus earned into shares for a period of three years.  The shares were allocated at a price of 1999 pence per share.  The individuals will become beneficially entitled to these shares on 25 February 2011.

Name	Number of shares allocated	Total interest in shares after this allocation	Percentage of shares in issue
S Lowth	1,340	17,744	0.001%
J S Patterson	7,810	139,722	0.010%

G H R Musker
Company Secretary
27 February 2008

Item 7

AstraZeneca Provides Update On RECENTINTM Clinical Development
Programme

HORIZON Colorectal Cancer Programme Continues Into Phase III; BR24 Non-Small
Cell Lung Cancer Trial Will Not Progress

AstraZeneca today announced that its HORIZON III Phase II/III head-to-head study of RECENTINTM (cediranib, AZD2171) with chemotherapy versus bevacizumab (Avastin™) with chemotherapy in patients with first line metastatic colorectal cancer (CRC) will be progressing directly into Phase III at 20mg.  Patients will also continue to be recruited at 20mg into the first line CRC HORIZON II study of RECENTIN with chemotherapy versus chemotherapy alone.

The HORIZON Independent Data Monitoring Committee (IDMC) conducted a planned end of Phase II (EOP II) review of efficacy and tolerability data from HORIZON I, HORIZON II and HORIZON III. Data from HORIZON I, in second line colorectal cancer, would not by itself have contributed to a positive EOP II decision. However, when combined with a review of data from HORIZON II and III by the IDMC, the IDMC confirmed the HORIZON programme in 1st line CRC could continue and HORIZON II and III had met pre-defined EOP II criteria.

AstraZeneca today also announced that the National Cancer Institute of Canada Clinical Trials Group (NCIC-CTG) has informed AstraZeneca that the BR24 Phase II/III study of RECENTIN at 30mg in first line non-small cell lung cancer (NSCLC) will not continue into Phase III following the planned end of Phase II efficacy and tolerability analysis by the study’s Data Safety Monitoring Committee.  Although evidence of clinical activity was seen, there appeared to be an imbalance in toxicity and therefore the study was considered not to have met the pre-defined criteria for automatic continuation into Phase III.

AstraZeneca is working in close collaboration with the NCIC-CTG to understand the BR24 data further.

In addition to colorectal and non-small cell lung cancer, the RECENTIN development programme includes trials in recurrent glioblastoma and a number of signal search studies in other tumours.

John Patterson, AstraZeneca’s Executive Director for Development, said: “Given there is such a high unmet patient need for more effective treatments in cancer, we are pleased that the HORIZON colorectal cancer programme has met its pre-defined criteria to continue recruitment into Phase III. Due to the Phase II/III trial design, HORIZON III is able to move directly into Phase III utilising all the Phase II data and this saves valuable time in assessing the potential benefit of RECENTIN in the first line metastatic colorectal cancer setting.

“AstraZeneca supports the NCIC-CTG’s BR24 recommendation and is working with them to understand the data more fully in NSCLC. As evidence of clinical activity was seen in BR24, AstraZenenca remains committed to investigating the potential of RECENTIN in lung cancer and reducing the incidence of serious adverse events.”

RECENTINTM is a trademark of the AstraZeneca group of companies.

27th February 2008

Notes To Editors:

About the National Cancer Institute of Canada Clinical Trials Group
The National Cancer Institute of Canada Clinical Trials Group (NCIC-CTG), funded by the Canadian Cancer Society and based at Queen's University in Kingston, Ontario, Canada, develops, conducts and analyses national and international trials of cancer therapy, including trials for new cancer drugs, cancer prevention and supportive care to improve quality of life for people with cancer. Since its inception in 1971, the NCIC-CTG has enrolled more than 40,000 patients from Canada and around the world in over 300 clinical trials.

BR24 Background
NSCLC accounts for approximately 80 percent of all cases of lung cancer. Lung cancer is the most common cancer in the world with 1.3 million new cases diagnosed every year and nearly 1.2 million people dying as a result of the disease annually.

BR24 is a collaboration between AstraZeneca and the NCIC-CTG, based at Queen’s University in Kingston, Ontario. The study is a randomised, double-blind, placebo-controlled Phase II/III investigation of RECENTIN plus paclitaxel and carboplatin versus the chemotherapy arm alone. In the Phase II part of the study, patients were recruited from countries including: Argentina, Australia, Brazil, Canada, Romania and Singapore.

RECENTIN and Colorectal Cancer
Colorectal cancer is the third most commonly reported cancer worldwide, with around 945,000 new cases and 492,000 deaths annually.

The Horizon Study Programme is evaluating RECENTIN in patients with first line advanced colorectal cancer:

Study	Phase	Design	Population
Horizon III	II/III	Double blind, randomised trial of cediranib in combination with FOLFOX compared to bevacizumab in combination with FOLFOX	Patients with first line metastatic colorectal cancer
Horizon II	III	Double blind, randomised trial of cediranib plus standard chemotherapy compared to standard chemotherapy alone	Patients with first line metastatic colorectal cancer
Horizon I	II	Double blind, randomised trial of cediranib in combination with FOLFOX compared to bevacizumab in combination with FOLFOX	Patients with second line metastatic colorectal cancer

RECENTIN: a potent and selective VEGF signalling inhibitor

RECENTIN is a once-daily, orally available, highly potent and selective VEGF signalling inhibitor that inhibits all three VEGF receptors.

VEGF signalling is a key driver of angiogenesis – the formation of new blood vessels that tumours need to grow and spread.  RECENTIN inhibits this signal by binding to the intracellular domain of all three VEGF receptors, in particular VEGFR-2, the predominant receptor through which VEGF exerts its effects on angiogenesis, preventing the growth of new blood vessels. This effectively “starves” the tumour of the oxygen and nutrients it needs to grow.

Phase I data indicate that RECENTIN is generally well tolerated, with the most common adverse events being diarrhoea, fatigue, hoarseness, nausea, vomiting, headache, hypertension and hand foot syndrome.

About AstraZeneca
AstraZeneca is a major international healthcare business engaged in research, development, manufacturing and marketing of prescription pharmaceuticals and supplier for healthcare services. AstraZeneca is one of the world's leading pharmaceutical companies with healthcare sales of US $29.55 billion and is a leader in gastrointestinal, cardiovascular, neuroscience, respiratory, oncology and infection product sales. AstraZeneca is listed in the Dow Jones Sustainability Index (Global) as well as the FTSE4Good Index.

For further information:

Media Enquiries:
Neil McCrae, +44 207 304 5045  (24 hours)
Steve Brown,  +44 207 304 5033  (24 hours)
Chris Sampson, +44 207 304 5130  (24 hours)

Investor Enquiries:
Jonathan Hunt,  +44 207 304 5087
Ed Seage,  +1 302 886 4065
Karl Hard,  +44 207 304 5322
Jorgen Winroth,  +1 212 579 0506
Mina Blair,  +44 20 7304 5084
Peter Vozzo, (MedImmune)  +1 301 398 4358

– ends –

Item 8

ASTRAZENECA PROVIDES AN UPDATE ON THE STATUS OF ITS
ARRANGEMENTS WITH MERCK & CO., INC.

AstraZeneca today announced that, under the provisions of the agreements relating to the restructuring of the AstraZeneca and Merck & Co. joint venture in the United States, AstraZeneca has been informed that Merck has elected not to exercise the First Option related to the relinquishment of Merck’s rights over the products not covered by the Partial Retirement (see paragraph below), other than Nexium™ and Prilosec™.  As a result of this decision, contingent payments will continue on the products Atacand™, Lexxel™, Plendil™ and Entocort™ until at least 2010, at which time AstraZeneca may exercise this option at the 2008 Appraised Value of approximately $650 million.  The Appraised Value also includes rights to certain products that are still in clinical development (AZD6140, AZD3355, AZD0328 and AZD2327).  AstraZeneca made contingent payments in respect of the products included in the First Option of $69 million in 2007.

Other aspects of the scheduled termination arrangements will proceed as previously disclosed:

•
The Partial Retirement of Merck’s limited partnership interest, under which Merck’s rights in respect of certain products will end.  The products covered by the Partial Retirement include Toprol-XL™, Pulmicort™, Rhinocort™ and Symbicort™.  AstraZeneca made contingent payments in respect of these products amounting to $182 million in 2007.  AstraZeneca will pay Merck approximately $4.27 billion in respect of the Partial Retirement.

•
A true-up of the Advance Payment, which was triggered at the time of the merger between Astra and Zeneca, under which Merck relinquished all rights, including contingent payment on future sales, to potential Astra products with no existing or pending US patents at the time of the merger, amounting to a payment by Merck to AstraZeneca of approximately $0.24 billion, inclusive of interest.

•	Settlement of the loan note receivable by AstraZeneca from Merck, in the amount of $1.4 billion inclusive of accrued interest.

The combined effects of these three items will be a net cash outflow from AstraZeneca to Merck of approximately $2.63 billion upon settlement during the first quarter 2008.

Under the provision of the agreements a Second Option exists whereby AstraZeneca has the option to repurchase Merck’s interests in Prilosec™ and Nexium™ in the US.  This option is exercisable by AstraZeneca in 2012 should AstraZeneca exercise the First Option in 2010.  Exercise of the second option by AstraZeneca at a later date is also provided for in 2017 or if combined sales of the two products fall below a minimum amount provided, in each case, that the First Option has been exercised.  The exercise price for the Second Option is the net present value of the future annual contingent payments on Prilosec™ and Nexium™ as determined by the average valuation of two appraisers (one selected by each party) at the time of exercise, which is subject to a potential true-up mechanism under certain conditions.  AstraZeneca made contingent payments in respect of US sales for Prilosec™ and Nexium™ amounting to $931 million in 2007.

Further details on the accounting treatment of these events from an AstraZeneca perspective will be provided in conjunction with the Q1 2008 earnings announcement on 24 April, 2008.

About AstraZeneca
AstraZeneca is a major international healthcare business engaged in research, development, manufacturing and marketing of prescription pharmaceuticals and supplier for healthcare services. AstraZeneca is one of the world's leading pharmaceutical companies with healthcare sales of US $29.55 billion and is a leader in gastrointestinal, cardiovascular, neuroscience, respiratory, oncology and infection product sales. AstraZeneca is listed in the Dow Jones Sustainability Index (Global) as well as the FTSE4Good Index.

28th February 2008

For further information:

Media Enquiries:
Neil McCrae, +44 207 304 5045  (24 hours)
Steve Brown,  +44 207 304 5033  (24 hours)
Chris Sampson, +44 207 304 5130  (24 hours)

Investor Enquiries:
Jonathan Hunt,  +44 207 304 5087
Ed Seage,  +1 302 886 4065
Karl Hard,  +44 207 304 5322
Jorgen Winroth,  +1 212 579 0506
Mina Blair,  +44 20 7304 5084
Peter Vozzo, (MedImmune)  +1 301 398 4358

– Ends –

Item 9

Transparency Directive
Voting Rights and Capital

The following notification is made in accordance with the UK Financial Services Authority Disclosure and Transparency Rule 5.6.1.   On 29 February 2008 the issued share capital of AstraZeneca PLC with voting rights is 1,457,014,156 ordinary shares of US$0.25.   No shares are held in Treasury. Therefore, the total number of voting rights in AstraZeneca PLC is 1,457,014,156.

The above figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, AstraZeneca PLC under the FSA's Disclosure and Transparency Rules.

G H R Musker
Company Secretary
29 February 2008

Item 10

AstraZeneca Submits sNDA for SeroquelXR™ for the Treatment of Major Depressive Disorder

AstraZeneca today announced submission of a supplemental New Drug Application (sNDA) to the U.S. Food and Drug Administration (FDA) for once-daily SEROQUEL XR™ (quetiapine fumarate) Extended-Release Tablets to seek approval for the treatment of major depressive disorder (MDD) as monotherapy, adjunct therapy, and maintenance therapy in adult patients.

MDD affects 15 million American adults - between 5 and 8 percent of the population each year - and today it is often treated with generic or branded antidepressants. Studies have shown that at least one-third of patients with MDD treated with antidepressants fail to achieve a satisfactory response.  The American Psychiatric Association Practice Guidelines recommend switching to another class when two medications from the same class have proven ineffective.  AstraZeneca has investigated the use of SEROQUEL XR, an atypical antipsychotic, in the treatment of MDD, aiming to develop another potential treatment option, including treatment for patients who have failed or had an inadequate response to another antidepressant therapy.

The MDD submission is based on seven Phase III, placebo-controlled studies that assessed the efficacy and safety of once-daily treatment with SEROQUEL XR in patients diagnosed with MDD. Studies 1, 2, 3, and 4 were acute monotherapy studies involving 2,116 patients; Studies 6 and 7 were acute adjunct therapy studies (with ongoing antidepressant therapy) involving 939 patients who had an inadequate response to an antidepressant therapy; and Study 5 was a longer-term (up to 78 weeks) monotherapy maintenance study involving 1,854 patients.  The acute studies included in this submission used the Montgomery-Åsberg Depression Rating Scale (MADRS) as the primary assessment of depression symptoms. In the longer term study (Study 5), the primary assessment was time to a depressed event using criteria including MADRS. Doses of 50 mg, 150 mg and 300 mg of SEROQUEL XR were studied in the MDD programme. Across the whole programme, patients entering treatment in these seven clinical studies were drawn from 27 countries – three-

quarters of the patients were in North America – a further 10 percent were in Western Europe, 6 percent in Eastern Europe and the remainder were in Asia, South America, South Africa and Australia.

SEROQUEL XR™ is approved in the US and 18 further countries for the treatment of schizophrenia in adult patients and for maintenance treatment of schizophrenia in adult patients.  It was launched in the US in 2007 and last month AstraZeneca announced the submission of two separate sNDAs to the FDA for SEROQUEL XR seeking approval for the treatment of manic episodes associated with bipolar disorder and the treatment of depressive episodes associated with bipolar disorder – these remain under review by the FDA. In addition to the submission for MDD, the clinical development programme and planned regulatory filings for Seroquel XR extend to generalised anxiety disorder (GAD).

Launched in 1997, SEROQUEL® (quetiapine fumarate) is approved in 88 countries for the treatment of schizophrenia, in 79 countries for the treatment of bipolar mania, and in 11 countries including the USA for the treatment of bipolar depression. Global sales of Seroquel for 2007 passed the $4 billion mark for the first time, up 15 per cent on the previous year.

About Major Depressive Disorder
Major depressive disorder is a serious medical illness affecting 15 million American adults, or approximately 5 to 8 percent of the adult population in a given year. Depression occurs twice as frequently in women as in men. Unlike normal emotional experiences of sadness, loss, or passing mood states, major depressive disorder is persistent and can significantly interfere with an individual’s thoughts, behaviour, mood, activity, and physical health. Among all medical illnesses, major depressive disorder is the leading cause of disability in the U.S. and many other developed countries.

Symptoms of major depressive disorder characteristically represent a significant change from how a person functioned before the illness. The symptoms of depression include: persistently sad or irritable mood; pronounced changes in sleep, appetite, and energy; difficulty thinking, concentrating, and remembering; physical slowing or agitation; lack of interest in or pleasure from activities that were once enjoyed; feelings of guilt, worthlessness, hopelessness, and emptiness; recurrent thoughts of death or suicide; and persistent physical symptoms for two or more weeks that do not respond to treatment, such as headaches, digestive disorders, and chronic pain.  Symptomatically, a major depressive episode in MDD is similar to a depressive episode of bipolar disorder with the major distinguishing feature between the disorders being the absence of manic or hypomanic symptoms in MDD. It has been reported that 69 per cent of patients with bipolar disorder were misdiagnosed, with the most frequent misdiagnosis being MDD.

About AstraZeneca
AstraZeneca is a major international healthcare business engaged in the research, development, manufacture and marketing of prescription pharmaceuticals and the supply of healthcare services. It is one of the world's leading pharmaceutical companies with healthcare sales of $29.55 billion and leading positions in sales of gastrointestinal, cardiovascular, neuroscience, respiratory, oncology and infection products. AstraZeneca is listed in the Dow Jones Sustainability Index (Global) as well as the FTSE4Good Index.

For more information about AstraZeneca, please visit: www.astrazeneca.com

29 February 2008

Media Enquiries:
James Read,  + 1 302 885 9944 (Wilmington, US)

Media Enquiries:
Steve Brown,  +44 207 304 5033  (24 hours)
Chris Sampson,  +44 20 7304 5130  (24 hours)
Neil McCrae,  +44 207 304 5045  (24 hours)

Investor Enquiries:
Jonathan Hunt,  +44 207 304 5087
Ed Seage,  +1 302 886 4065
Karl Hard,  +44 207 304 5322
Jorgen Winroth,  +1 212 579 0506
Mina Blair,  +44 20 7304 5084
Peter Vozzo, (MedImmune)  +1 301 398 4358

- Ends -